July 1, 2022

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Washington, DC 20001

Attn: Ashley Vroman-Lee

Re:	New Mountain Guardian IV BDC, L.L.C. Registration Statement on Form 10, File Nos. 000-56437; 814-01528

Ladies and Gentleman:

On behalf of New Mountain Guardian IV BDC, L.L.C. (the “Fund”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 3, 2022, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on May 6, 2022, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

EXPLANATORY NOTE

1.            Comment. In this section and later in the registration statement, the disclosure says the Fund intends to elect BDC status. Please revise to reflect that the Fund has elected BDC status.

Response. The Fund has revised the Registration Statement accordingly.

2.            Comment. Please add the following bullets to the prospective investors list:

a.	Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

b.	The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

c.	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

d.	The Fund will elect to be regulated as a BDC under the Investment Company Act of 1940 (“1940 Act”), which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Response. The Fund has revised the Registration Statement accordingly.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

3.            Comment. In the last paragraph, please revise the last sentence as follows: “The safe harbor provisions of Section 21E of the 1934 Act and section 27A of the Securities Act of 1933, which preclude civil liability for certain forward-looking statements, do not apply to the forward looking statements in this Registration Statement because we are an investment company.”

Response. The Fund has revised the Registration Statement accordingly.

REGISTRATION STATEMENT

Item 1. Business

Background (Pages 2-3)

4.            Comment. Under the paragraph, “About New Mountain,” there is a reference to “acyclical industries.” Please include a definition or example of what is meant by non-cyclical industries or acyclical industries.

Response. The Fund has revised the Registration Statement accordingly.

5.            Comment. Under the paragraph, “The Adviser,” disclosure says that the Advisers owners include Steven Klinsky and “related and other vehicles.” Please disclose the related and other vehicles.

Response. The Fund has revised the Registration Statement accordingly.

Investment Committee (Page 6)

6.            Comment. Please clarify Kyle Peterson’s role with respect to the Investment Committee. For example, is Mr. Peterson the rotating New Mountain Capital Managing Director who holds the position on the Investment Committee on an annual rotating basis?

Response. The Fund has revised the Registration Statement accordingly.

Investment Structure (Pages 6-7)

7.            Comment. Please provide additional disclosure as to the types of loans (e.g., secured, unsecured, first lien, second lien, unitranche, mezzanine etc.) and types of equity that the Fund will principally invest in. Disclose credit quality and maturity policy with respect to the Fund’s investments in loans. Disclose market cap policy with respect to the Fund’s investments in equities. Please also add appropriate corresponding risk disclosure.

Response. The Fund respectfully submits that the existing disclosure adequately describes the types of loans and equity securities in which the Fund will invest. The Fund notes that disclosure under the heading “Item 1. Business—Investment Objectives and Portfolio” states: “The Fund will invest across the capital structure of middle market companies, primarily targeting first lien and unitranche loans and to a lesser extent second lien and passive preferred stock investments where New Mountain has a high degree of conviction in the business.”

The Fund further notes that disclosure under the heading “Item 1. Business—Investment Structure” indicates: “First lien and unitranche loans, second lien loans, subordinated loans and bonds generally have terms of four to seven years.” Additionally, the Fund notes that disclosure under the heading “Item 1A. Risk Factors—Illiquid and Long-Term Investments” states that such investments are currently expected to mature “in approximately four to seven years (or longer) from the date of initial investment, although the Fund expects [such investments] will be refinanced prior to their maturity.” Furthermore, the Fund notes that disclosure under the heading “Item 1. Business” states: “The investments that we intend to make are almost entirely rated below investment grade or may be unrated, which are often referred to as ‘leveraged loans’, ‘high yield’ or ‘junk’ debt investments, and may be considered ‘high risk’ or speculative compared to debt investments that are rated investment grade.” Accordingly, the Fund respectfully submits that the existing disclosure adequately describes the maturity range and credit quality of loans in which the Fund will invest.

In addition, the Fund notes that disclosure under the heading “Item 1. Business—Investment Objectives and Portfolio” states: “We define middle market businesses as those businesses with annual earnings before interest, taxes and depreciation, and amortization (EBITDA) between $10.0 million and $200.0 million.” Moreover, under the heading “Item 1A. Risk Factors—Public Company Holdings,” the Fund notes that 70% of its total assets must be qualifying assets and investments “may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250 million at the time of such investment.” Accordingly, the Fund respectfully submits that the existing disclosure adequately describes the market capitalization range of securities in which the Fund will invest.

8.           Comment. Please disclose any targeted allocation between loans and equity investments..

Response. The Fund notes that disclosure under the heading “Item 1. Business—Investment Objective and Portfolio” states that the Fund “will seek to generate current income and capital appreciation primarily by investing in or originating debt investments.” Although the Fund may also hold equity securities, including passive preferred stock, warrants or other equity securities, the Fund does not target any specific allocation between loans and equity investments. Accordingly, no changes to the disclosure have been made.

9.           Comment. Disclosure says that the Fund would “look through” any subsidiary to determine compliance with investment policies. Please disclose that debt of a wholly-owned subsidiary will be treated as debt of the BDC for asset coverage purposes.

Response. The Fund has revised the Registration Statement accordingly.

Exit Strategies/Refinancing (Page 8)

10.         Comment. This section references “Guardian IV” multiple times. Please define and clarify who is Guardian IV.

Response. In response to the Staff’s comment, the Fund has replaced references to Guardian IV with “the Fund, we, or our” throughout the Registration Statement.

Management and Inventive Fees (Page 13)

11.         Comment. Please include numeric examples for both income and capital gains incentive fees.

Response. The Fund acknowledges the Staff’s comment. The Fund advises the Staff that it has discussed the income and capital gains incentive fees with investors and does not believe examples of the operation of the income and capital gains incentive fees are necessary. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include such examples. Accordingly, no changes to the disclosure have been made.

The Administration Agreement (Page 15)

12.         Comment. Disclosure in this section says that the Administrator will provide “environmental, social and governance services.” Please disclose what kind of services the Administrator will do with respect to environmental, social and governance services.

Response. The Fund has revised the Registration Statement accordingly.

Expenses (Pages 15-18)

13.         Comment. Under the paragraph “Organization and Offering Expenses,” the paragraph includes “entertainment expenses” while other similar disclosure throughout the registration statement only refer to “travel and meal” expenses. Please reconcile and clarify which expenses the Fund will pay so an investor is on notice.

Response. The Fund notes that disclosure under the headings “Item 1. Business—Organizational and Offering Expenses” and “Item 2. Financial Information—Discussion of the Fund’s Expected Operating Plans—Expenses” indicates that the Fund will bear “travel, entertainment, meal” and other expenses in connection with its organization and offering. The Fund respectfully submits that the existing disclosure adequately conveys that such expenses will be borne by the Fund. Accordingly, no changes to the disclosure have been made.

14.         Comment. Please include a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2; the staff believes that such disclosure would be helpful to investors.

Response. The Fund notes that disclosure under the heading “Item 2. Financial Information—Discussion of the Fund’s Expected Operating Plans—Expenses” provides a description of the expenses that the Fund will be obligated to pay, including the management and incentive fees payable to the Adviser. In addition, the Fund also has a Specified Expenses Cap, and investors therefore are aware of the maximum amount of Specified Expenses that could be payable by the Fund. The Fund is aware that Form N-2 (used for registered public offerings by BDCs and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.

15.         Comment. Disclosure says that the Adviser may recapture a Specified Expense in any year within the thirty-six month period after the Adviser bears the expense. Please disclose that any such repayment will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Response. The Fund respectfully submits that the requested change would not be consistent with the terms of the Fund’s Expense Limitation and Reimbursement Agreement. Such disclosure would only be implicated if the Specified Expenses Cap (currently 0.40% of Aggregate Committed Capital) were to change at a later time. However, the Fund does not anticipate changing the Specified Expenses Cap. While the Fund does not anticipate changing the Specified Expenses Cap, the Fund confirms that if it were to decrease the Specified Expenses Cap at a later time, any recoupments would not cause the Fund’s expense ratio to exceed the Specified Expenses Cap then in effect. Further, the Fund has no plans to increase the Specified Expenses Cap and the Fund’s Expense Limitation and Reimbursement Agreement requires that any change to the Specified Expenses Cap (or any other term of the Expense Limitation and Reimbursement Agreement) that results in an increase in expenses borne by the Fund must be approved by a majority of the Fund’s Unitholders. Accordingly, an increase in the Specified Expenses Cap could only be made with approval of the Fund’s Unitholders.

Indebtedness and Senior Securities (Page 21)

16.         Comment. Please delete “or emergency,” from the second to last sentence of this section, which says, “we may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes....” See Section 18(g) of the 1940 Act.

Response. The Fund has revised the Registration Statement accordingly.

Code of Ethics (Page 21)

17.         Comment. Please revise the link to the Fund’s code of ethics so investors are not directed to the SEC’s website generally.

Response. The Fund has filed its code of ethics and code of business conduct as an exhibit to the Registration Statement and has removed the above-referenced link from the disclosure.

Proxy Voting Policies and Procedures (Page 21)

18.         Comment. Please discuss how the Fund will approach relevant ESG proxy issues for any portfolio investments, such as common stock.

Response. The Fund acknowledges the Staff’s comment, and notes that the Proxy Voting Policies and Procedures of the Adviser are summarized under the heading “Item 1. Business—Proxy Voting Policies and Procedures.” However, the Fund believes that the current disclosure is appropriate because the Fund intends to invest primarily in the debt of privately-held companies that are not subject to the proxy solicitation process applicable to companies registered with the Commission. Accordingly, no changes to the disclosure have been made.

Derivatives (Page 27)

19.         Comment. Disclosure on page 22 says that the Fund does not expect derivatives to be a significant component of the investment strategy. On page 27, under the heading “Nature of the Fund’s Investments,” the disclosure refers to the Fund’s “derivatives transactions.” Please reconcile the disclosure.

Response. Although the Fund does not currently intend to use derivatives, the Fund believes that the disclosure in the Registration Statement is consistent with the possibility that the Fund may use derivatives in the future. Accordingly, no changes to the disclosure have been made.

Below Investment Grade Instruments (Page 28)

20.         Comment. When referencing below investment grade instruments, please include term “junk bonds.”

Response. The Fund has added a reference to “junk” securities to the above-referenced disclosure.

Preferred Stock or Borrowings (Page 29)

21.         Comment. Please disclose if the Fund intends to issue preferred stock.

Response. The Fund does not currently intend to issue preferred stock.

Item 1A. Risk Factors

Summary Risk Factors

22.         Comment. The summary of the risks is not inclusive of all the risk factors. Please include a summary of all risks presented. For example, the following are missing:

a.	Capital Structure: The Fund can invest in Portfolio Companies at all levels of the capital structure. The Fund’s Portfolio Companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which the Fund invests.

b.	Influence over management: Although the Fund will primarily make debt and non-control equity investments, the Fund may make investments that allow the Fund to exercise certain influence over management and the strategic direction of a Portfolio Company, subject to the restrictions under the 1940 Act. The exercise of influence over an investment could expose the assets of the Fund to claims by such Portfolio Companies, their shareholders and their creditors.

c.	Illiquid and long-term investments: Investment in the Fund requires a longterm commitment with no certainty of return. Many of the Fund’s Portfolio Investments will be highly illiquid, and the Fund may not be able to realize on such Portfolio Investments in a timely manner.

d.	Investment in Restructurings: The Fund may, either alone or in conjunction with one or more partners or co-venturers, make Portfolio Investments in restructurings, or partner with another company to make Portfolio Investments in restructurings, which involve Portfolio Companies that are experiencing or are expected to experience severe financial difficulties.

e.	Debt and Mezzanine Investments: The Fund’s investments are almost entirely rated below investment grade or may be unrated, which are often referred to as “leveraged loans”, “high yield” or “junk” securities, and may be considered “high risk” compared to debt instruments that are rated investment grade. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the Fund.

Response. The Fund believes that the current summary satisfies the requirements of Form 10 and Item 105 of Regulation S-K. Specifically, as required by Item 105(b) of Regulation S-K, the summary is “no more than two pages” and summarizes “the principal risk factors” that make an investment in the Fund speculative or risky. The Fund further notes that it is not required to list all of the risk factors in the summary to comply with the requirements of Form 10 and Item 105 of Regulation S-K. Accordingly, no changes to the disclosure have been made.

Fund-Level Borrowings (Pages 40-41)

23.         Comment. The disclosure says, “Leverage Arrangements may also include a change of control provision that accelerates the indebtedness under the facility in the event of certain change of control events.” Please disclose with whom the leverage arrangements will be made.

Response. The Fund respectfully submits that its leverage arrangements are disclosed in the Fund’s current report on Form 8-K under the Exchange Act and material amendments to such arrangements, as well as any future arrangements with additional lenders, will be disclosed in subsequent Exchange Act reports. Accordingly, no changes to the disclosure have been made.

Corporate Social Responsibility

24.         Comment. The disclosure refers to an “ESG exclusion policy.” Please enhance the disclosure to discuss what types of investments would be excluded under the policy. For example, are companies in certain industries excluded, and/or are companies that derive a certain percentage of revenue from certain activities excluded?

Response. The Fund has revised its Registration Statement accordingly.

Item 5. Directors and Executive Officers

Executive Officers Who Are Not Directors

25.         Comment. Please state the nature of any family relationship between a director and executive officer and any other directorships held by director. The requirements are similar to those found in item 18.1 of Form N-2.

Response. The Fund notes that the disclosure under the heading “Item 5. Directors and Executive Officers—Biographical Information” includes a description of each other directorship held by the Fund’s directors. The Fund is aware that Form N-2 requires a table of information for each director and officer that explains in a footnote any family relationship between the persons listed. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a table that conforms to the requirements of Item 18.1 of Form N-2. Accordingly, no changes to the disclosure have been made.

Portfolio Management

26.         Comment. Please disclose if the portfolio managers are jointly AND primarily responsible for the day-to-day management of the portfolio. If the Team or Committee is jointly and primarily responsible for the day-to-day management of the portfolio, make that clear and provide a brief description of each person’s role on the Team or Committee. See Instruction to Item 9 c. of Form N-2.

Response. The Fund notes that the disclosure under the heading “Item 5. Directors and Executive Officers—Portfolio Management” states that the portfolio managers are “primarily responsible for overseeing the day-to-day operations of the Fund” and “utilize a team approach” for portfolio management. Accordingly, the Fund believes its current disclosure is appropriate. The Fund is aware that the Instruction to Item 9 of Form N-2 requires a brief description of each portfolio manager’s role on the committee or team. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include disclosure with respect to portfolio managers that conforms to the requirements of Item 9 of Form N-2. Accordingly, no changes to the disclosure have been made.

GENERAL COMMENTS

27.         Comment. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response. The Fund has not presented any test the waters materials to potential investors in connection with this offering.

28.         Comment. We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response. The Fund acknowledges the Staff’s comment.

29.         Comment. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response. The Fund notes that no FINRA member is involved in the Fund’s distribution arrangements. Accordingly, the Fund respectfully submits that it is not required to submit the Registration Statement to FINRA for review.

30.         Comment. Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response. The Fund acknowledges the Staff’s comment.

31.         Comment. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response. The Fund has not submitted, nor expects to submit, any exemptive application or no-action request in connection with the Registration Statement.

* * * * * * *

Please call me (212-455-2851) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Nathan Somogie